UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer: Dry Bar Unscripted, Inc.

Legal status of issuer:
   Form : Corporation
   Jurisdiction of Incorporation/Organization: Delaware
   Date of organization): November 9, 2022

Physical address of issuer: 2601 N Canyon Road, Provo, UT 84604

Website of issuer: invest.angel.com/unscripted

Is there a co-issuer?<u>No</u>

Name of intermediary through which the offering will be conducted: VAS Portal, LLC
CIK number of intermediary: 0001749383
SEC file number of intermediary: 007-00165
CRD number, if applicable e, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering , including the amount of referral and any other fees associated with the offering :

> 7% of the amount actually raised to be paid in cash, and such number of securities of the same class offered under this offering equal to 1% of the total number issued in this offering, and reimbursement for any expenses incurred by the intermediary for third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Preferred Shares

Target number of securities to be offered: 500,000

Price (or method for determining price): $.50

Target offering amount:$250,000

Oversubscriptions accepted: Yes

If yes, disclose how oversubscriptions will be allocated: First-come, first-served basis

Maximum   offering   amount   (if   different   from   target   offering   amount): $5,000,000

Deadline to reach the target offering amount: February 16, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:0 _____

	Most Recent fiscal year-end	Prior fiscal year-end
Total Assets	$65,638.00	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Debt	$59,638	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($23,515)	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OPTIONAL QUESTION & ANSWER FORMAT FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:Dry Bar Unscripted, Inc.

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding . (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding ? No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Zach Atherton   Dates of Board Service: formation to present Principal Occupation:

See employment information and history below

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Dry Bar Unscripted, Inc.

Position: President

Date's of Service: 1/1/21 - Present

Responsibilities:

It was my responsibility to oversee the incorporation and creation of Dry Bar Unscripted and all activities necessary to create a Reg CF offering.

I filed to form the legal entity, and negotiated all licenses, partnerships, and agreements.

I oversaw the creation of all marketing materials in preparation for the crowdfunding offering, including the pitch video and torch video with Colin Mochrie.

I created the business model and organized the financial model to project the first 3 years of the company's financial trajectory.

I organized the cap table and issued equity to contractors to create the necessary assets to get the company started.

I organized the team and partnerships that will execute the business plan at the conclusion of the Reg CF round.

It will be my job to produce and oversee the creation and distribution of improv comedy specials.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: (My work history)

Harmon Brothers, LLC - Employer

Employer's principal business: Marketing

Job Title: Creative Director

Dates of Service: 2/2018 - Present

Responsibilities: As a creative director it was my job to oversee the pre-production, production, and post production of advertising campaigns for various clients.

This included sales and discovery calls, creative brainstorming, copywriting, organizing production teams, directing onset during production and offset during post-production, frequent client communication and final delivery.

ImprovBroadway - Employer

Employer's principal business: improv comedy theater/school

Job Title: Director

Dates of Service: 8/2014 - Present

Responsibilities: As director, it was my job to produce over 100 live improv comedy shows, over 200 comedy classes, and dozens of private corporate shows every year. I oversaw training, casting, ticketing, marketing, producing, and all experiential facets of the theater.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

   Name: Zachary Atherton - President
   Title:__Dates of Service: 01/01/2021 - Present   Responsibilities: See job description
   included above.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities	% of Voting Power
Zach Atherton	6,250,000 Common Shares	64.09%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Dry Bar Unscripted, Inc. is the spiritual sister channel of Dry Bar Comedy, LLC. It is licensed to use the "Dry Bar" name and shares the same film studio and distributor Angel Studios.

For Phase 1, Dry Unscripted, Inc. will follow the same business plan as Dry Bar Comedy, LLC which is to produce and monetize comedy

Using the capital raised from a Reg CF campaign, we will produce dozens of improv comedy specials from improv comedy duos, trios, and teams from all around the world.

We will release these specials for free on all social media platforms with monetization (Facebook, Instagram, YouTube, etc.).

As we monetize our content and build an audience, we will identify our highest impact creators (the improv comedians with the highest views) and will create additional comedy content with them, growing their brand in tandem with Dry Bar Unscripted, Inc.

As we continue to grow our library of comedy specials, we will license out the content to various streaming services and networks.

This business plan proved to be very successful for Dry Bar Comedy and their library of stand up comedy specials. We believe we will find similar success doing the same for improv comedy specials.

As we grow through our Phase 1 plan, we will rolling out our phase 2 and 3 plans which include creating additional comedy content (sketch comedy, film, TV, original content) and building software that will connect comedians to their audiences and directly selling tickets to them for live events, cameos, and other entertainment services.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky

An investment in the Company involves a number of risks. Accordingly, an investment in the Company is suitable only for investors of substantial means who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. Although the Officers and Board Members believe that responsible returns can be achieved by investing in the Company, there can be no assurance that such returns will be realized or that an investor will receive a return of any of its capital contributions. In addition, potential investors should be aware that there will be occasions when the Officers and Board Members may encounter potential conflicts of interest in connection with the Company. Accordingly, the following considerations should be carefully evaluated before making an investment in the Company.

No Assurance of Adequate Capitalization

Even if we generate the minimum amount of capital ($250,000) there is no guarantee that will be sufficient to build a business to a profitable level.

No Guarantee of Investment Returns

No guarantee or representation is made that the Company's business operations will be successful, or that its business objectives will be achieved. The Company may not achieve the profitability it desires, and therefore may be unable to distribute any return to its Members. A purchaser should therefore only invest in the Company if the purchaser can withstand a total loss of its investment. Past investment performance is not a guarantee of future results of the Company or any investment of the Company.

General Risks Associated with Business Ventures

Any return on investment to the Members will depend upon the success of the business ventures entered into on behalf of the Company by the Officers. There generally will be little or no publicly available information regarding the status and prospects of such business ventures. Many decisions by the Officers regarding the business ventures of the Company will be dependent upon the ability of its Members and agents to obtain relevant information from non-public sources. The success of each such business venture will depend upon many factors beyond the Company's control.

No Resale Market or Disposition of Shares

While securities, such as the Shares, that are sold under Regulation CF are not "restricted" securities, various resale issues are inherent with such securities and presently there is no market for the resale of the Shares, nor do the Officers anticipate undertaking any of the necessary steps required to enable resale of the Shares, therefore, no such resale market is expected to develop. Although an Investor has the right to assign his/her interest in the profits of the Company with the consent of the Officers, no assignee of an Investor has the right to become a substituted Investor in place of his/her assignor, unless the Officers consent thereto in writing, which they are not obligated to do. For the foregoing reasons it is unlikely that the Investors will ever be able to sell the Shares they purchase.

No Withdrawal from Company

Withdrawals of Members from the Company generally will not be permitted, although the Operating Agreement may specify certain circumstances under which a Member may be entitled, or required, to withdraw from the Company. A withdrawn Member may not be entitled to immediate payment for its Interest. Any withdrawal of a Member may reduce the amount of Company capital available for investment or other activities.

Potential Conflict of Interest
One of the owners of Dry Bar Unscripted, Inc. is Harmon Brothers, LLC. None of the Members of Harmon Brothers, LLC own enough equity in Harmon Brothers, LLC, nor does Harmon Brothers, LLC own enough equity in Dry Bar Unscripted, Inc. to cause any Member of Harmon Brothers, LLC to be a beneficial owner of more than 20% of the voting equity of Dry Bar Unscripted, Inc., so none of them are disclosed in the ownership chart of this Form C.

However, some of the owners of Harmon Brothers, LLC (Neal, Jeffrey, and Daniel Harmon) are also owners of VAS Portal, LLC. We believe that because none of them are involved with the day-to-day operations of either Dry Bar Unscripted, Inc. or VAS Portal, LLC, that there is no conflict of interest, but we believe that it is still relevant information to make you, the investor, aware of .

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable comedy channel. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a comedy channel comprised of improv comedy content, the potential market may be smaller than more traditional comedy channels. The Company desires to obtain a wide acceptance and popularity, but we cannot guarantee this for Dry Bar Unscripted, Inc.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the Offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing content with Dry Bar Unscripted, Inc. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing content with Dry Bar Unscripted, Inc.

Investors will own non-voting preferred shares and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred shares. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing, and distributing improv comedy specials through the Dry Bar Unscripted brand. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Shares to fund development and production of improv comedy content with Dry Bar Unscripted, Inc. If and when production of the Series commences, no assurance can be given that Dry Bar Unscripted, Inc. will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

Because the film and comedy business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any piece of content since the revenues derived from the production and distribution of said content primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of comedy content also depends on the quality and acceptance of competing comedy channels and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that Dry Bar Unscripted, Inc. will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view content produced by Dry Bar Unscripted, Inc. Accordingly, there is a substantial risk that Dry Bar Unscripted, Inc. will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of content produced by Dry Bar Unscripted or realize revenues or profits from the sale of content produced by Dry Bar Unscripted, Inc.

Dry Bar Unscripted, Inc. may not succeed if it receives unfavorable reviews.

The financial success of a comedy channel, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to Dry Bar Unscripted, Inc. To the extent that the content produced by Dry Bar Unscripted, Inc. receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership shares in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. Dry Bar Unscripted Inc.'s production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of content produced by Dry Bar Unscripted, Inc. and cause delays, all of which may increase the cost of production and decrease the likelihood of being able to complete the planned amount of content, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to some of our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise up to $5,000,000 million towards our production budget and other crowdfunding and business administrative expenses. Even after taking account of the funds raised in this offering, we may need to raise additional funds to finalize the full production and execution of Dry Bar Unscripted, Inc. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing in order to fund the development of Dry Bar Unscripted. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation, or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our produced content, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of produced content, or we may be required to significantly reduce expenses, sell assets, seek a merger, or joint venture partner, file for protection from creditors or liquidate all our assets.

The Company could potentially be found to have not complied with securities law in connection with its Regulation CF Offering related to "Testing the Waters."

Prior to filing their Offering Circular, the Company engaged in "testing the waters" permitted under Regulation CF, which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Although all requisite disclaimers were included and visible on the "Testing the Waters" page, it is possible that some of the communications may be found to not have included proper disclaimers required for "testing the waters".

Dry Bar Unscripted, Inc. is a long-term project.

The development and production of even a single comedy special typically involves the passage of a significant amount of time, as does the development and production of a full library of comedy specials. As the Company's business contemplates the production of Dry Bar Unscripted, a library of comedy content, it goes without saying that it may necessitate the passage of even more significant amount of time than it otherwise would for even one such production. One or more rounds of investor financing may continue for one or several years, attempts to sell the Series may take months to years (if they are ultimately even successful at all), production of the Series may extend for several months to years, and it may be even longer still before the show even makes it to air.

There are numerous potential legal challenges.

The entertainment industry is a notoriously litigious one, in which ownership and attribution claims are raised all the time with respect to original ideas. It would not be unheard of for one or more third parties to claim that they inspired or helped come up with the concepts or even the idea behind the Series itself and thereafter threaten to or actually bring suit against the Company or one or more of the Officers or Board Members on the alleged basis that those persons or entities are due some measure of contribution or redress from the profits of the Company. In such an instance, even when the claims amount to nothing, they must still be litigated and/or settled before a distributor will allow the Series to be aired.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Abandonment or Close of Production.

The Officers and board members have the right to abandon production of Dry Bar Unscripted, Inc. at any time, for any reason whatsoever. In the case of such abandonment, the Members must be prepared for a loss, except to the extent that unspent amounts remain on account. Such amounts will be returned to the Members on a pro-rata basis. Losses may be decreased if abandonment of a given production occurs following the vesting of the Company's rights to participate in subsidiary revenue, or if prior merchandising or album income previously had been earned.

Pandemic Related Risks.

COVID-19 continues to affect all facets of the world economy. The Company's projects are subject to pandemic-related supply and demand disruptions. This includes the effects of the virus on our customers and vendors as well as the measures taken to mitigate the spread of the virus. The COVID-19 pandemic has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.

Unpredictability Of Decreased Monetization Or Demonetization On Digital Platforms

As Dry Bar Unscripted, Inc. produces content to be released on various digital platforms such as Facebook, YouTube, Instagram, Tik Tok, etc. we have no control over the monetization practices and policies of any given platform. Even despite best efforts to abide by all community guidelines outlined in varying social platforms' terms of service, any digital platform may reduce the amount of monetization Dry Bar Unscripted, Inc.'s through changes to their algorithms or even demonetization entirely.

Special Note Regarding Forward-Looking Statements.

This Offering Circular may contain forward-looking statements relating to future events or the future performance of the Company or its operating companies. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Officers believe that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company, the Board Members, the Officers nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company, the Officers, the Officers and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

THE OFFERING

9. What is the purpose of this offering ? Raise money for working capital to produce improv comedy specials for the platform.
10. How does the issuer intend to use the proceeds of this offering ?

Use of Funds:	If Target Offering Amount is Sold	If Maximum Amount is Sold
Portal Fees	$17,500	$350,000
Qualified Third Party and Processing Fees	$9,500	$64,500
Production	213,000	4,075,500
Marketing	$10,000	$510,000
Total:	$250,000	$5,000,000

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

See attached exhibits for all testing the waters communications.

(b) How will the issuer complete the transaction and deliver securities to the investors.

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The preferred units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

The investor may log into their Angel Funding account, navigate to their "My Investments" page, choose the commitment they want to cancel and then click the option to cancel. The option to cancel will only be visible when it is possible to cancel according to the cancelation provisions of Regulation Crowdfunding.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. The following descriptions summarize important terms of our membership interests. This summary reflects our Operating Agreement and does not purport to be complete and is qualified in its entirety by the Operating Agreement, which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our membership interests, you should refer to our Operating Agreement and applicable provisions of the Delaware Limited Liability Company Act. Any capitalized terms used but not defined herein shall have their meanings as set forth in the Operating Agreement.

General

The Company is offering 10,000,000 Preferred Stock in this offering.

The Company's Operating Agreement provides that the membership interests of the Members in the Company shall be issued in unit increments (each, a "Share"). The Company is authorized to issue two classes of Shares to be designated "Preferred Shares", and "Common Shares". The minimum Capital Contribution of a Member

shall be $100 for Preferred Shares, subject in each case to acceptance of a lesser amount by the Officers in its sole and exclusive discretion. Preferred Shares shall be issued at a price per Share as determined from time to time in good faith by the Officers.

14. Voting Rights

The holders of Preferred Shares do not have voting rights.

Distribution Rights

The Officers shall have sole discretion regarding the amounts and timing of distributions of Available Funds to Members, including to decide to forego payment of distributions in order to provide for retention and establishment of reserves of, or payment to third parties of such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies); *provided, however,* **that the Company shall be required to make distributions in the amounts and order as follows:**

> **(a) Prior to making any distributions to the Common Shareholders, the Company shall first make distributions to the Preferred Shareholders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution.**

> **(b) Once the Preferred Shareholders have received a total of one hundred twenty percent (120%) of their initial capital contributions, the Company shall distribute all Profits in proportion to the Member's Membership Interest.**

> **(c) For avoidance of doubt, the Members acknowledge and agree that the Officers and Board Members shall have sole discretion to pay all or any portion of the Company's debts and liabilities to its creditors (including to Members as loans or salary, each if applicable), prior to making any distributions.**

15. Are there any limitations on any voting or other rights identified above?   No

16. How may the terms of the securities being offered be modified? With the written consent of the holders of a majority of the outstanding shares of the class or series of stock affected by such modification.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding ? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Shares	25,000,000	9,751,178	Yes	Traditional Common Stock
Preferred Shares	10,100,000	0	No	Preferred Return of 20%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? Check with Fred. Preferred. Yes, we can (outlined in formation document)

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the investors in this offering do not control the day-to-day operations of the Company, the principal shareholders of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

There are several ways to value a company, and none of which are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e, what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on.

However, predictions of the future are not certain and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently.

They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. As an investor in the Preferred Units, you will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchase of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in the Offering will hold minority, non-voting interests.

23. What are the risks to purchasers associated with corporate actions including :

- additional issuances of securities

If additional issuances are made, the investors in this Offering may become diluted.

- issuer repurchases of securities

The company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- a sale of the issuer or of assets of the issuer or,

Because holders of Preferred Shares do not have the right to vote, the Common Shareholders may vote to sell without the investor's approval. The investors in this Offering have the right to receive a preferred return before the Common Shareholders receive any return.

- transactions with related parties?

As an investor in the Preferred Shares, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

24. Describe the material terms of any indebtedness of the issuer: N/A

25. What other exempt offerings has the issuer conducted within the past three years? N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party:
N/A

1. to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest: Noany director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following :

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and incl udes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   No

28. Describe the financial condition of the issuer, including , to the extent material, liquidity, capital resources and historical results of operations. Cash in bank? Financial prospects? Any sales pending?

The company was formed 24 months ago and has received all operating expenses through shareholder contributions. There is currently no cash in the bank, financial prospects, or pending sales. We have a Distribution Agreement with Angel Studio that operates as follows:

- All revenues generated by content created by Dry Bar Unscripted, Inc. flows through Angel Studios.

- Angel Studios allocates 25% of gross revenues towards marketing Dry Bar Unscripted to new and existing audiences.

- Angel Studios recoups Dry Bar Unscripted for its per episode production costs.

- Any revenues left over are split 33.4% to Angel Studios and 66.6% to Dry Bar Unscripted

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital . Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter: NA

See attached Audited Financials

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    i.   in connection with the purchase or sale of any security?   No
    ii. involving the making of any false filing with the Commission?

    No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    No

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i.   in connection with the purchase or sale of any security?   No;
   ii. involving the making of any false filing with the Commission?

   No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?   No

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i.   at the time of the filing of this offering statement bars the person from:
        A. association with an entity regulated by such commission, authority, agency or officer?
            No
        B. engaging in the business of securities, insurance or banking?

        No

        C. engaging in savings association or credit union activities?

        No

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?   No

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ?   No
    ii. places limitations on the activities, functions or operations of such person?

        No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock ?   No

5. Is any such person subject to any order of the Commission entered within five years before the filming of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :
    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the

        Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        No

    ii. Section 5 of the Securities Act?   No

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

    No

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

    suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering

statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding , under applicable statutory authority that provides for notice and an opportunity for hearing , which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION (any other relevant info) lawsuits? Large sales?

31. In addition to the information expressly required to be included in this Form, include:

    1. any other material information presented to investors; and
    2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading .

    INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

    a. a description of the material content of such information;
    b. a description of the format in which such disclosure is presented; and
    c. in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: invest.angel.com/unscripted

The issuer must continue to comply with the ongoing reporting requirements until :

1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the issuer liquidates or dissolves its business in accordance with state law.